nterim Report

ONFEM

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED

* For identification purpose only

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL PERFORMANCE

The unaudited consolidated turnover of ONFEM Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the period under review amounted to approximately HK$92.4 million, representing a decrease of 25% as compared to the corresponding period last year; whereas, loss attributable to shareholders decreased by 31% from approximately HK$58.5 million during the corresponding period last year to approximately HK$40.4 million this year.

The Group has instituted efforts to reduce staff cost, raise overall profit margin and shorten debt collection period. Currently, the Group is mainly engaged in three principal business, namely, manufacturing and trading, specialised construction contracting and property development and leasing. The Group will continue to explore new business opportunities to bring in additional sources of income in the future.

BUSINESS REVIEW

1. Manufacturing and Trading

The segment is mainly engaged in the manufacturing and trading of two types of products, industrial lubricant products and doors and timber products respectively. Turnover of the segment increased 5% to approximately HK$28.3 million as compared to the corresponding period last year, comprising 31% of the consolidated turnover (30 June 2002: 22%). The business turned around from a loss of approximately HK$5.7 million during the first half of 2002 to a profit of approximately HK$0.3 million during the same period this year.

i) Industrial Lubricant Products

During the period under review, the turnover of this sub-segment decreased by 2% as compared to the corresponding period in 2002. Of this turnover, 81% came from China, 18% came from Hong Kong and the rest came from Southeast Asia. As a result of the SARS outbreak which had wide impact on the economies of China, Hong Kong, Southeast Asia and other parts of the world, the operating environment deteriorated during the period under review. The effects of these negative factors have resulted in decrease in turnover as customers delayed or even cancelled their orders.

During the period, the Group has consolidated its sales structure, strengthen its relationship with major customers and reach out to new customers and prospects. With regard to new product development, the Group seized the opportunities arising from the increased demand for cleaning products during the SARS outbreak. It successfully launched a series of cleaning products. During the year, the Group also obtained the distribution rights for a full range of Hangsterfer's products, a leading metal working lubricant manufacturer from the United States of America, and Rite-Lok adhesives from Chemence of the United Kingdom, for Hong Kong, Macau and China regions. This enhanced the Group's competitiveness in the high-end metal working product market. The Group is also actively exploring cooperation opportunities with suppliers to develop quality new products in order to be more cost effective and efficient.

In the second half of 2003, it will focus on promoting its new products, further establish its brand name through participation in industrial products exhibitions in Dongguan and Shanghai in China and Thailand. The Group expects that the performance of this sub-segment will improve along with the gradual recovery of the manufacturing sector in Southern China.

ii) Doors and Timber Products

Turnover of this sub-segment amounted to approximately HK$4.2 million during the period, representing an increase of 77% as compared to the same period last year. Of this turnover, 77% came from China and 23% from Hong Kong. Considering the demand in the door products market in China, the Group is currently restructuring this sub-segment to place the door products as its core products with a range of timber products as its secondary product line.

The Group received two major contracts with Phase II of Shanghai Shimao Riviera Garden (上海世茂濱江花園), the tallest residential complex in China, and The Sky Castle (深圳擎天華庭), the tallest residential building in Shenzhen during the period under review, for the provision and installation of fire-rated security doors. The winning of both contracts, together with the established Bridgman Door sales point in major construction materials supermarkets in China, signified that Bridgman Door has been recognised as one of the brand names in China, and the Group is expanding from project based model to a retail-driven business.

2. Specialised Construction Contracting

The specialised construction contracting segment, operated by three groups of subsidiaries, namely, the Enful Group ("Enful"), the Polycrown Group ("Polycrown") and the Condo Group ("Condo"), contributes the Group's major revenue stream. Sales revenues amounted to approximately HK$54.8 million, a 36% decrease compared to the corresponding period last year. The sales revenue contribution from this business to the total turnover of the Group also decreased from 70% in the first half of 2002 to 59% in the same period this year. However, the segmental loss from this business also decreased from approximately HK$35.7 million to approximately HK$18.3 million this year, mainly due to the decrease in project provisions and staff costs. During the period, the Group has reallocated its resources to ensure projects under construction are running smoothly and restructuring of the individual subsidiary companies are carried out at the same time.

i) Enful

The majority of Enful's revenues in this business came from Hong Kong. A number of construction and environmental protection projects awarded in 2002 are expected to be completed by the end of 2003. These include environmental and acoustic projects for the West Rail Tin Shui Wai Station in Hong Kong. The operational progress of various projects was affected by SARS to varying degrees. Price wars initiated by business rivals resulted in decrease in turnover. Enful's turnover in this segment, therefore, decreased 88% to approximately HK$4.0 million during the period under review as compared to the corresponding period last year.

The Group has actively developed several related businesses, such as environmental protection materials and engineering projects. In addition to existing target markets, Enful has also established sales networks in Beijing, Shanghai, Shenzhen and Guangzhou in order to expand its market coverage.

ii) *Polycrown*

Polycrown's turnover amounted to approximately HK$41.5 million during the period under review, representing a decrease of 6% as compared to the same period last year. The turnover consisted of a contribution of 98% from Hong Kong and 2% from China.

In view of the sluggish economic environment in Hong Kong, Polycrown participated in relatively few new tender projects. The majority of Polycrown's electrical and mechanical engineering projects have been completed. The Kwai Chung Container Port-Terminal 9 is the remaining major project on hand, with completion expected in mid 2005.

Polycrown's management has adopted a number of measures to reduce costs and to stabilise its operations during the first half of the year. Polycrown also stepped up its efforts in the collection of its accounts receivable to maintain cashflow for its daily operations. Nevertheless, the Group foresees that Polycrown still has to face a number of challenges in its near future operations.

iii) *Condo*

Although the outbreak of SARS in Hong Kong and China affected the progress of projects under construction, sales revenues from Condo posted an increase of 10% when comparing with the corresponding period in 2002, to approximately HK$9.3 million during the six months ended 30 June 2003. Losses decreased substantially as both gross and net profit margins have been improved.

Since two subsidiaries of Condo had failed to repay their debt, individual creditors took legal action against both companies by demanding winding-up of these companies. Despite the Group's continuous efforts to restructure these companies' debts, the said subsidiaries went into liquidation as agreement could not be reached with certain minority shareholders.

During the period, the management continues to maintain the operation of Condo by focusing on debt collections, strengthening supervision and control in order to carry out those existing projects, such as Tianjin Xinda Plaza and Shanghai German Centre projects on schedule.

3. **Property Development and Leasing**

The business mainly comprises Haitian Garden in Zhuhai, China, a residential complex under development, and ONFEM Tower in Hong Kong for leasing purpose. Revenues from the property development and leasing business for the six months ended 30 June 2003 amounted to approximately HK$5.6 million, representing a decline of 44% as compared to the previous year. These revenues accounted for 6% of the Group's total turnover (30 June 2002: 8%). During the period under review, a revaluation loss of approximately HK$17.4 million was recognised (30 June 2002: HK$10.0 million). This business therefore continued to post a widening loss, from approximately HK$5.9 million during the first half of 2002, to approximately HK$12.4 million this year.

i) *ONFEM Tower, 29 Wyndham Street, Central*

For the period ended 30 June 2003, the occupancy rate of ONFEM Tower was approximately 84%. The Group considers this occupancy rate encouraging under the current difficult market situation. The average rental charges and quality of tenants are satisfactory, with a number of tenants being multinational companies. ONFEM Tower, together with the Group's other investment properties, recorded a turnover of approximately HK$5.6 million, representing a surge of 12%. The Group adopted a series of measures to increase the value of ONFEM Tower, which included the appointment of a reputable property management company to offer professional property management advisory services, and the commencement of internal maintenance work for the property. The Group will continue to strengthen its management in ONFEM Tower to ensure a stable source of income.

ii) *Haitian Garden, Zhuhai, China*

Both substructure construction and inspection works for the project have been completed. Since the project is still under construction, it has not yet contributed any recognisable profits to the Group.

Considering the project's superior geographical locations and the favourable market environment that may be derived from the construction proposal of Hong Kong-Zhuhai-Macau Bridge (港珠澳大橋), the Group has revised the project design in order to offer luxury properties with its magnificent outlook, comprehensive facilities and panoramic sea view.

PROSPECTS

The Directors of the Company believe that market demand suppressed during the SARS crisis would bounce back in the third quarter. The performance of the manufacturing and trading businesses should also improve. As such, the Group will further strengthen the competitiveness of its industrial lubricant products sub-segment. In addition, the Group expects the construction of Hong Kong-Zhuhai-Macau Bridge will benefit the Haitian Garden project development.

Looking ahead, the Group anticipates a positive outlook along with the improved business environment. The Group will develop on its competitive advantages in China, and seize opportunities arising from the 2008 Beijing Olympics, the 2010 Shanghai World Expo as well as the construction of Hong Kong-Zhuhai-Macau Bridge. The Board of Directors is pleased to see the loss has been reduced.

The Group will further enhance its corporate governance, continue to restructure its business and raise operational efficiencies.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2003, the gearing ratio of the Group, representing a ratio of total borrowings to total assets, was maintained at 11.4% (31 December 2002: 14.3%). Cash and bank deposits, as at 30 June 2003, amounted to approximately HK$216.2 million (31 December 2002: HK$210.6 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group obtained financial resources from bank borrowings, finance lease obligations and loan from a minority investor which amounted to approximately HK$94.5 million (31 December 2002: HK$130.9 million), HK$0.2 million (31 December 2002: HK$0.2 million) and HK$4.2 million (31 December 2002: HK$3.3 million) respectively as at 30 June 2003.

The bank borrowings denominated in Renminbi ("RMB") were approximately RMB38.6 million (31 December 2002: RMB38.6 million) while the remaining balances were denominated in Hong Kong dollars. Except an approximately RMB28.6 million bank loan with fixed interest rate, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are to be partly financed by bank borrowings.

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the period ended 30 June 2003, finance costs maintained at approximately HK$3.5 million (30 June 2002: HK$3.5 million).

The total borrowings of the Group as at 30 June 2003 amounted to approximately HK$98.9 million (31 December 2002: HK$134.4 million). The borrowings were repayable as follows:

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Within one year	**98,861**	134,364
In the second year	**–**	58
	98,861	134,422

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 30 June 2003, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

CHARGES ON GROUP ASSETS

As at 30 June 2003, the Group pledged certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$190.4 million (31 December 2002: HK$206.4 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$71.3 million (31 December 2002: HK$101.6 million) have been pledged by the Group as securities for general banking facilities and issuance of performance bonds. Certain inventories of the Group were held under trust receipt loan arrangements.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 15 to the accounts.

EMPLOYEES

As at 30 June 2003, the Group employed 445 staff (30 June 2002: 664 staff). The total remunerations and benefits of the Directors of the Company and staff for the period ended 30 June 2003 were approximately HK$19.5 million (30 June 2002: HK$37.4 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme (the "New Scheme") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No options have been granted under the New Scheme since its adoption. On the same day, the old share option scheme adopted by the Company on 30 September 1993 (the "Old Scheme") was terminated. There were no outstanding options granted under the Old Scheme.

1.	Purpose of the New Scheme	To recognize and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future
2.	Participants of the New Scheme	Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors of the Company consider, in their sole discretion, has contributed or will contribute or can contribute to the Group
3.	Maximum number of shares	The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not in aggregate exceed 30 per cent. of the issued share capital of the Company from time to time
4.	Total number of shares available for issue upon exercise of all options under the New Scheme	77,218,178 shares unless shareholders' approval has been obtained according to the requirements of the Listing Rules, being 10% of the issued share capital of the Company at the date of approval of the New Scheme by the shareholders of the Company

5.	Maximum entitlement of each participant under the New Scheme	No options under the New Scheme may be granted to any eligible person, which, if exercised in full, would result in the total number of shares issued and to be issued upon the exercise of the options already granted or to be granted to such eligible person under the New Scheme (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to the requirements under the Listing Rules
6.	The period within which the shares must be taken up under an option	The Directors of the Company may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors of the Company make an offer of the option subject to the provisions for early termination thereof
7.	The minimum period for which an option must be held before it can be exercised	Not applicable
8.	Time of acceptance and the amount payable on acceptance of the option	The offer of an option made in accordance with the New Scheme may be accepted within 28 days from the date of the offer and the amount payable on acceptance of the option is HK$10.00
9.	The basis of determining the subscription price	The subscription price shall be determined by the Directors of the Company at the time of grant of the relevant option and shall not be less than the highest of: (i) the closing price per share of the Company as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of the grant of the relevant option; (ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and (iii) the nominal value of a share of the Company
10.	The remaining life of the New Scheme	The New Scheme was adopted on 29 May 2003 and will remain in force for a period of ten years from the date of adoption

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2003, the interests of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO")) which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

Name of director	Nature of interest	Number of ordinary shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at 30 June 2003, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

During the six months ended 30 June 2003, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SFO).

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the shares of the Company which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Long Position in Shares of the Company

Name of shareholder	Notes	Number of ordinary shares held	Percentage of total issued shares
State Nonferrous Metals Industry Administration	1 & 3	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	1	416,009,928	53.87%
China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) ("CNMG(HK)")	2 & 3	416,009,928	53.87%
Haka International Limited ("Haka")		383,188,208	49.62%

Notes:

1. By virtue of the SFO, these companies are deemed to be interested in the 383,188,208 shares held by Haka and 32,821,720 shares held by CNMG(HK).

2. In addition to 32,821,720 shares held by itself, CNMG(HK) is deemed to be interested in 383,188,208 shares held by Haka.

3. On 19 February 2001, the director of the State Economic and Trade Commission of The People's Republic of China (the "PRC") promulgated that the State Nonferrous Metals Industry Administration of the PRC was cancelled in the course of restructuring of the non-ferrous metals industry of the PRC.

   The High Court of the Hong Kong Special Administrative Region issued an order for the winding up of CNMG(HK) on 8 May 2002 and ordered that John Lees and Desmond Chiong be appointed as liquidators of CNMG(HK) on 19 June 2002.

AUDIT COMMITTEE

The audit committee of the Company currently includes three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel. Its principal duties include the review of the Group's financial information, assessing internal control and risk management procedures in place and monitoring internal and external audit coverage to ensure all key risk areas are considered. The audit committee has reviewed the unaudited interim condensed consolidated accounts for the six months ended 30 June 2003.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2003 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-executive Directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 September 2003

UNAUDITED INTERIM RESULTS

The Board of Directors of ONFEM Holdings Limited (the "Company") herewith announces the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures of the corresponding period in 2002. The interim condensed consolidated accounts have not been audited but have been reviewed by the audit committee of the Company.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003

		Six months ended 30 June	
		2003	2002
		(Unaudited)	(Unaudited)
	Note	HK$'000	HK$'000
TURNOVER	2	92,408	123,022
Cost of sales		(70,101)	(107,839)
GROSS PROFIT		22,307	15,183
Other revenues		4,623	6,612
Distribution costs		(5,384)	(1,216)
Administrative expenses		(39,430)	(63,620)
Other operating expenses		(1,087)	(1,004)
Loss on revaluation of investment properties		(17,390)	(10,000)
Gain on liquidation of a subsidiary		339	–
Provision for loan to intermediate holding company		–	(331)
LOSS FROM OPERATIONS	3	(36,022)	(54,376)
Finance costs		(3,469)	(3,502)
LOSS BEFORE TAXATION		(39,491)	(57,878)
Taxation	5	(146)	(1,000)
LOSS AFTER TAXATION		(39,637)	(58,878)
Minority interests		(779)	376
NET LOSS FOR THE PERIOD		(40,416)	(58,502)
Basic loss per share (HK cents)	7	(5.23)	(7.58)

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2003

	Note	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	216,545	235,752
Non-trading securities		28,080	16,560
Deferred tax assets		910	979
Retention receivables		4,123	3,488
Other assets		1,683	2,326
		251,341	259,105
Current assets			
Inventories	9	231,983	229,727
Amounts due from fellow subsidiaries		-	80
Amounts due from minority investors		1,898	1,898
Trade and other receivables	10	66,255	103,212
Gross amounts due from customers for contract work		21,379	13,055
Trading securities		9,231	20,643
Pledged deposits		71,326	101,604
Cash and bank deposits	11	216,157	210,640
		618,229	680,859
Current liabilities			
Amount due to intermediate holding company	16(b)	3	3
Amount due to minority investors		14,667	13,753
Trade and other payables	12	183,089	190,710
Gross amounts due to customers for contract work		25,962	27,347
Taxation payable		35,320	34,433
Short-term borrowings		98,861	134,364
		357,902	400,610
Net current assets		260,327	280,249
Total assets less current liabilities		511,668	539,354
Financed by:			
Share capital	13	77,218	77,218
Reserves		392,829	421,840
Shareholders' funds		470,047	499,058
Minority interests		34,871	34,072
Non-current liabilities			
Long-term borrowings		-	58
Amounts due to minority investors		3,742	2,944
Other liabilities		3,008	3,222
		6,750	6,224
		511,668	539,354

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003

	(Unaudited)						
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2003	77,218	409,738	601,415	769	(360)	(589,722)	499,058
Surplus on revaluation of non-trading securities	–	–	–	–	11,520	–	11,520
Exchange difference on translation of the accounts of foreign subsidiaries	–	–	–	–	–	(115)	(115)
Loss for the period	–	–	–	–	–	(40,416)	(40,416)
At 30 June 2003	77,218	409,738	601,415	769	11,160	(630,253)	470,047

	(Unaudited)						
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2002	77,218	409,738	601,415	769	–	(453,021)	636,119
Surplus on revaluation of non-trading securities	–	–	–	–	9,443	–	9,443
Loss for the period	–	–	–	–	–	(58,502)	(58,502)
At 30 June 2002	77,218	409,738	601,415	769	9,443	(511,523)	587,060

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2003

	Six months ended 30 June 2003 (Unaudited) HK$'000	Six months ended 30 June 2002 (Unaudited) HK$'000
Net cash from operating activities	24,268	36,127
Net cash from investing activities	18,567	506
Net cash used in financing activities	(1,065)	(50,181)
Increase (Decrease) in cash and cash equivalents	41,770	(13,548)
Cash and cash equivalents at beginning of period	110,155	135,651
Cash and cash equivalents at end of period	151,925	122,103
Cash and cash equivalents:		
Cash and bank deposits (excluding a frozen deposit)	209,140	218,353
Bank overdrafts	(53,932)	(70,587)
Trust receipt bank loans	(3,283)	(25,663)
	151,925	122,103

NOTES TO ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1 January 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2 SEGMENT INFORMATION

(a) Business segments

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30 June													
	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Securities investment and trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	-	5,016	3,617	-	-	-	92,408	123,022
Inter-segment sales	-	-	1,069	21,668	-	-	-	-	-	-	(1,069)	(21,668)	-	-
	54,825	85,971	29,413	48,686	5,622	5,017	-	5,016	3,617	-	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	-	-	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

(b) Geographical segments

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

	Six months ended 30 June									
	Hong Kong & Macau		China		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	59,250	76,100	33,000	41,723	-	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3 LOSS FROM OPERATIONS

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Depreciation on:		
Owned property, plant and equipment	1,458	2,239
Leased property, plant and equipment	83	129
Loss (Gain) on disposal of property, plant and equipment	40	(1,103)
Provision for liquidation fees of subsidiaries	4,877	-
Operating leases rental	1,681	1,617
Provision for bad and doubtful debts	2,143	9,371
Exchange gains	(5,669)	(3,153)
Unrealised gain on revaluation of trading securities	(1,802)	(656)
Gross rental and management fee income from investment properties	(5,622)	(5,017)

4 STAFF COSTS

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Including emoluments of the Directors of the Company:		
Salaries and wages	18,841	34,600
Pension costs – defined contribution plans	745	862
(Reversal of provision for) Provision for long service payment	(39)	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the decline in the staff force as a result of the reduction in the size of operations of Condo and Polycrown.

5 TAXATION

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
The charges comprise:		
Hong Kong profits tax	–	–
Overseas taxation	146	1,000
	146	1,000

6 DIVIDEND

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30 June 2003 (30 June 2002: Nil).

7 LOSS PER SHARE

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30 June 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30 June 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2003.

8 PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 June 2003 (Unaudited) HK$'000	Year ended 31 December 2002 (Audited) HK$'000
Cost or valuation		
Beginning of period/year	290,807	326,571
Additions	1,064	1,796
Write-down for transfer to investment properties	-	(1,262)
Transfer to properties held for sale	-	(5,075)
Transfer from construction in progress	-	20
Revaluation deficit	(17,390)	(27,378)
Disposals	(1,490)	(3,862)
Exchange adjustments	-	(3)
End of period/year	272,991	290,807
Analysis of cost or valuation is as follows:		
At cost	75,621	76,047
At professional valuation (a)	197,370	214,760
	272,991	290,807
Accumulated depreciation and impairment losses		
Beginning of period/year	55,055	47,989
Charge for the period/year	1,541	4,846
Write-back for transfer to investment properties	-	(1,262)
Transfer to properties held for sale	-	(2,906)
Write-down for impairment loss	470	9,394
Disposals	(620)	(3,006)
End of period/year	56,446	55,055
Net book value		
End of period/year	216,545	235,752
Beginning of period/year	235,752	278,582

(a) The investment properties of the Group were valued at 30 June 2003 as HK$197,370,000 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis.

9 INVENTORIES

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Manufacturing and trading stocks	10,288	10,746
Properties under development	218,986	215,772
Properties held for sale	2,709	2,709
Machinery held for sale	–	500
	231,983	229,727

10 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
0 – 30 days	29,596	44,804
31 – 60 days	6,729	12,435
61 – 90 days	4,774	5,045
Over 90 days	6,442	8,702
	47,541	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

11 CASH AND BANK DEPOSITS

As at 30 June 2003, included in cash and bank deposits was a net amount of approximately HK$7,017,000 (31 December 2002: HK$7,017,000), represented the sum of principal and interest of a bank deposit net of the provision for irrecoverable portion, being frozen by a bank (the "Bank") due to a dispute with the Bank. On 14 August 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22 August 2003.

12 TRADE AND OTHER PAYABLES

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
0 – 30 days	12,104	28,893
31 – 60 days	3,096	2,085
61 – 90 days	3,368	2,182
Over 90 days	51,845	88,021
	70,413	121,181

13 SHARE CAPITAL

	30 June 2003 (Unaudited)		31 December 2002 (Audited)	
	Number of shares '000	Amount HK$'000	Number of shares '000	Amount HK$'000
Authorised (ordinary shares of HK$0.1 each)	2,000,000	200,000	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	772,182	77,218	772,182	77,218

On 29 May 2003, the Company adopted a new share option scheme and terminated the old share option scheme adopted by the Company on 30 September 1993. During the six months ended 30 June 2003, no options to subscribe for shares in the Company have been granted pursuant to both of the share option schemes. At 30 June 2003, there were also no options outstanding.

14 CAPITAL COMMITMENTS

Capital commitments of the Group outstanding as at 30 June 2003 were as follows:

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Contracted but not provided for		
Properties under development	146,619	142,385

15 CONTINGENT LIABILITIES

At 30 June 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31 December 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31 December 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31 December 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

16 RELATED PARTY TRANSACTIONS

(a) The Group had the following material transaction with a related party, which was carried out in the normal course of the Group's business. The amount was charged to the related party in the normal course of business at terms no less than those charged to and contracted with other third parties.

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Rental and management fee income from a fellow subsidiary	306	253

(b) Amount due to intermediate holding company is unsecured, non-interest bearing and has no fixed repayment term.

17 SUBSEQUENT EVENTS

On 8 September 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11 September 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1 April 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

中期報告

ONFEM

東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

*僅供識別

管理層討論及分析

財務表現

回顧期內，東方有色集團有限公司（「本公司」）及其附屬公司（統稱「本集團」）之未經審核綜合營業額較去年同期下降25%，約達9,240萬港元，而股東應佔虧損則收窄31%，由去年同期約5,850萬港元，減少至本期間約4,040萬港元。

本集團已致力削減員工成本、提升整體邊際利潤及縮短收債期。目前，本集團主要從事三類主要業務，分別為製造及貿易、專業建築、地產發展及物業租賃。本集團將繼續開拓新的業務商機，以為未來開闢新收入來源。

業務分析

1. 製造及貿易

本分部主要從事製造及銷售兩大類產品，分別為工業油脂產品和門類及木製品。本分部之營業額約達2,830萬港元，較去年同期上升5%，佔綜合營業額31%（二零零二年六月三十日：22%）。期內業務轉虧為盈，由二零零二年上半年虧損約570萬港元，轉至本年度同期溢利約30萬港元。

i) *工業油脂產品*

回顧期內，此分部之營業額較二零零二年同期下降2%，營業額81%來自中國內地及18%來自香港，其餘則來自東南亞市場。由於非典型肺炎事件影響中國內地、香港、東南亞以至全球的經濟活動，使期內之經營環境較去年困難。上述負面因素令不少商家延遲或取消訂單，以致營業額有所下降。

期內，本集團已完成整固其銷售架構，兼加強其與主要客戶之關係及吸納更多新客戶及潛在客戶。在新產品開發方面，有見於在非典型肺炎肆虐期間清潔用品之市場需求大增，本集團把握機會成功推出一系列清潔用品。在年內，本集團亦取得美國頂級金屬加工潤滑油Hangsterfer's（亨特氏）及英國Chemence旗下Rite-Lok（威樂）膠水全線產品在香港、澳門及中國內地之分銷權，加強本集團在高檔金屬加工產品市場的競爭力。本集團亦正積極尋求與供應商合作之機會，共同開發優質新產品，以達致更佳之成本效益及提升效率。

於二零零三年下半年，本集團將集中推廣新產品，並透過參加中國東莞、上海以及泰國之工業產品展覽會進一步建立品牌。本集團預期，隨著華南地區之製造業逐漸復甦，本分部之表現將逐漸回穩。

ii) *門類及木製品*

本分部於期內之營業額約為420萬港元，較去年同期上升77%，來自中國內地及香港之營業額分別佔其中77%及23%。因應中國之門類產品市場需求，本集團現正重組此分部，以門類產品為其主要產品，並以一系列木製品為其第二產品線。

回顧期內，本集團取得兩份主要合約，即承接上海世茂濱江花園第二期（其為目前中國內地最高之住宅群樓）及深圳擎天華庭（其為深圳最高之住宅樓宇）之防火防盜門之供應及安裝工程。投得兩份合約，再加上於中國主要建材超市設點銷售「百聞」門，標誌著「百聞」門已成為中國內地知名品牌之一，而本集團亦正將其業務由項目主導模式擴展至零售主導模式。

2. 專業建築

專業建築分部是本集團重要的收入來源，由三家附屬集團，即銀豐集團（「銀豐」）、多利加集團（「多利加」）及瑞和集團（「瑞和」）經營。本分部之銷售收入約為5,480萬港元，較去年同期下降36%；而本業務之銷售收入對本集團總營業額之貢獻亦由二零零二年上半年之70%，下降至本年同期之59%。然而，此業務之分類虧損亦由約3,570萬港元，收窄至本年約1,830萬港元，主要由於工程撥備及員工成本減少所致。期內，本集團重新調配資源，以確保在建工程項目能順利完成及個別附屬公司之重組可同時進行。

i) *銀豐*

銀豐於此業務之收入主要來自香港地區。銀豐自二零零二年開始承接的多項建築及環保工程預期將於二零零三年年底完成，當中包括香港西鐵天水圍站環保消音噴塗工程。受到非典型肺炎的影響，多項工程之營運受到不同程度之影響。競爭對手降價爭客，導致營業額減少。因此，銀豐在回顧期內於此分部之營業額較去年同期下降88%至約400萬港元。

本集團積極開拓多項相關業務，如環保建材及工程項目。除了針對既定的目標市場外，銀豐亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

ii) *多利加*

於回顧期內，多利加之營業額較去年同期下降6%至約4,150萬港元，其中98%來自香港而2%則來自中國內地。

鑒於香港經濟持續不振，多利加新投標之工程項目亦相對較少。多利加大部份的機電工程項目經已完成，現時手頭上餘下之主要工程項目為葵涌九號貨櫃碼頭，預計將於二零零五年中完工。

多利加之管理層已於本年上半年採取多項措施，以降低成本及穩定經營。多利加亦加緊追收應收賬款以維持其日常運作之流動現金。然而，本集團預期多利加之營運在短期內仍須面對多項挑戰。

iii) *瑞和*

儘管中港兩地爆發之非典型肺炎導致在建工程進度受阻，但瑞和於截至二零零三年六月三十日止六個月之銷售收入仍增至約930萬港元，較二零零二年同期上升10%。虧損大幅下跌，原因為毛利率及純利率均有所改善。

由於瑞和之兩間附屬公司無法償還其債務，導致個別債權人向該兩間公司採取法律行動，要求該兩間公司清盤。儘管本集團不斷努力重組該等公司之債務，但前述附屬公司因未能與若干少數股東達成協議而被清盤。

期內，管理層專注追收應收賬款、加強監管及控制，務求如期進行現有之項目，如：天津信達廣場及上海德國中心等項目，以繼續經營瑞和之業務。

3. 地產發展及物業租賃

此業務主要包括位於中國珠海之發展中住宅綜合大樓海天花園項目及供出租之用之香港東方有色大廈。於截至二零零三年六月三十日止六個月，地產發展及物業出租業務之收益約達560萬港元，較去年下降44%。該等收益佔本集團之總營業額6%（二零零二年六月三十日：8%）。於回顧期內，已確認之重估虧損約1,740萬港元（二零零二年六月三十日：約1,000萬港元）。因此，該項業務虧損持續擴大，由二零零二年上半年約590萬港元擴大至本年度同期約1,240萬港元。

i) *香港中環雲咸街29號東方有色大廈*

截至二零零三年六月三十日止期間，東方有色大廈之出租率約為84%。本集團認為，以目前疲弱之市況而言，出租率已屬不俗，而平均租金及租客質素方面亦十分理想，租客當中部份為跨國企業。本集團於東方有色大廈及其他投資物業錄得營業額約560萬港元，增加12%。本集團採取了一系列措施以提高東方有色大廈之價值，當中包括聘請一間知名物業管理公司提供專業物業管理顧問服務及展開該物業之內部維修工程。本集團將繼續鞏固東方有色大廈之管理，確保租金收入穩定。

ii) *中國珠海海天花園*

此項目之地面以下結構工程及驗收工作均已完成。由於此項目仍處於施工階段，故暫未能為本集團帶來利潤。

有見港珠澳大橋建築計劃可造就該項目地理位置更趨優越及令市況向好，本集團已修改項目之設計，以提供外表亮麗、設施齊備及景觀一流之全海景豪宅。

未來展望

本公司之董事深信於非典型肺炎爆發期間積聚之市場需求將會在第三季再度釋放。製造及貿易業務之表現亦將會向好。有見及此，本集團將進一步提升工業油脂產品分部之競爭力。此外，本集團預期港珠澳大橋之興建將會有利於海天花園項目之發展。

展望未來，本集團預期營商環境將有所改善，前景會更明朗。本集團將會憑藉其在中國內地之競爭優勢，把握二零零八年北京奧運會、二零一零年上海世界博覽會以及興建港珠澳大橋所帶來之良機。董事會喜見虧損已下降。

本集團將會進一步強化其公司管治、繼續重組其業務及提升營運效率。

流動資金及財務資源

於二零零三年六月三十日，本集團之資本與負債比率（指借款總額與資產總值之比率）維持於11.4%（二零零二年十二月三十一日：14.3%）。現金及銀行存款於二零零三年六月三十日約為21,620萬港元（二零零二年十二月三十一日：21,060萬港元）。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零三年六月三十日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款、財務租賃承擔及少數投資者貸款分別約9,450萬港元（二零零二年十二月三十一日：13,090萬港元）、20萬港元（二零零二年十二月三十一日：20萬港元）及420萬港元（二零零二年十二月三十一日：330萬港元）而獲得財務資源。

以人民幣列值之銀行借款約為3,860萬元人民幣（二零零二年十二月三十一日：3,860萬元人民幣），餘下之銀行借款乃以港元列值。除一筆約2,860萬元人民幣按固定利率計息之銀行借款外，本集團之所有銀行借款乃按浮動利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

本集團對財務風險管理之策略包括資金來源多元化及延長信貸期限。截至二零零三年六月三十日止期間，財務費用維持約350萬港元（二零零二年六月三十日：350萬港元）。

本集團於二零零三年六月三十日之借款總額約為9,890萬港元（二零零二年十二月三十一日：13,440萬港元）。借款須於下列期間償還：

	二零零三年 六月三十日 （未經審核） 千港元	二零零二年 十二月三十一日 （經審核） 千港元
一年內	98,861	134,364
第二年內	–	58
	98,861	134,422

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於港元兑人民幣及美元之匯率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零三年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

截至二零零三年六月三十日，本集團抵押若干投資物業、土地及樓宇，賬面值共約19,040萬港元（二零零二年十二月三十一日：20,640萬港元），作為本集團銀行信貸之抵押品。此外，本集團抵押約7,130萬港元（二零零二年十二月三十一日：10,160萬港元）之定期存款，作為一般銀行信貸及發行履約保函之抵押品。本集團若干存貨乃以信托收據借款安排持有。

或然負債

本公司及本集團之或然負債詳情列載於賬目附註15內。

僱員

於二零零三年六月三十日，本集團共聘用445名僱員（二零零二年六月三十日：664名僱員）。截至二零零三年六月三十日期間，本公司之董事及僱員之酬金及福利總額約為1,950萬港元（二零零二年六月三十日：3,740萬港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合香港聯合交易所有限公司證券上市規則（「上市規則」）第17 章之規定之新購股權計劃（「新計劃」）。自新計劃採納以來，概無據此授出購股權。同日，本公司於一九九三年九月三十日採納之舊購股權計劃（「舊計劃」）已告終止。沒有根據舊計劃授出而尚未行使之購股權。

1.	新計劃之目的	認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻
2.	新計劃之參與者	本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商、或與本集團屬下任何公司有業務或其他關係之任何人士，或本公司董事會全權酌情認為曾經或可能對本集團作出貢獻之任何人士
3.	股份數目上限	因行使根據新計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過本公司不時之已發行股本30%
4.	因行使根據新計劃授出之所有購股權而可發行之股份總數	77,218,178 股（根據上市規則之規定而獲得股東批准除外），其為本公司股東於批准新計劃當日本公司已發行股本之10%

5.	每位參與者根據新計劃可認購之最高數額	不得向任何合資格人士再行授出購股權，而導致該合資格人士於截至及包括授出購股權當日止12個月期間因全面行使根據新計劃已獲授及將獲授之購股權（包括已行使、已註銷及尚未行使之購股權）而已獲發行及可獲發行之股份總數，超過授出購股權當日已發行股本之1%。倘再行授出超過上述限額之購股權，則必須遵守上市規則之規定
6.	根據購股權須認購股份之期限	本公司董事會或會全權酌情釐定行使購股權之期限及知會各承授人，惟該期限不得超過由本公司董事會發出購股權要約當日起計10年，提早終止除外
7.	須於行使前持有購股權之最短期限	不適用
8.	接納之期限及接納購股權之應付金額	根據新計劃而發出之購股權要約可於接獲要約當日起計28日內接納，而接納購股權之應付金額為10港元
9.	釐定認購價之基準	認購價將於授出有關購股權時由本公司董事會釐定，惟不可低於以下的最高者： (i) 於授出有關購股權當日本公司股份於香港聯合交易所有限公司（「聯交所」）每日報價表所示之每股收市價； (ii) 於緊接授出有關購股權當日前五個營業日本公司股份於聯交所每日報價表所示之每股平均收市價；及 (iii)本公司股份之面值
10.	新計劃之剩餘期限	新計劃於二零零三年五月二十九日採納，由採納日期起計10年內有效

董事於股份、相關股份及債券擁有之權益及淡倉

於二零零三年六月三十日，本公司之董事及行政總裁於本公司或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按照證券及期貨條例第十五部第七及第八分部（包括按照該等證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所之權益或須登記於本公司按照證券及期貨條例第352條存置之登記冊之權益如下：

於本公司股份之好倉

董事姓名	權益類別	所持之普通股數目
何小麗	個人權益	20,000

除上文所披露者外，於二零零三年六月三十日，本公司之董事或行政總裁或彼等各自之聯繫人概無在本公司或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益。

截至二零零三年六月三十日止六個月內，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團（按證券及期貨條例之定義）之任何股份或債務證券。

主要股東

於二零零三年六月三十日，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊所示，下列實體於本公司股份中擁有按照證券及期貨條例第十五部第二及第三分部須向本公司披露之權益：

於本公司股份之好倉

股東名稱	附註	所持之普通股數目	佔已發行股份總數之百分比
國家有色金屬工業局	1 及 3	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	1	416,009,928	53.87%
中國有色金屬（香港）集團有限公司（清盤中）（「中國有色（香港）」）	2 及 3	416,009,928	53.87%
Haka International Limited（「Haka」）		383,188,208	49.62%

附註：

1. 根據證券及期貨條例，該等公司被視為擁有由Haka 持有之383,188,208股股份及由中國有色（香港）持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色（香港）亦被視為擁有由Haka持有之383,188,208股股份之權益。

3. 中華人民共和國（「中國」）國家經濟貿易委員會主任於二零零一年二月十九日宣布中國國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷。

   香港特別行政區高等法院於二零零二年五月八日頒令將中國有色（香港）清盤及於二零零二年六月十九日頒令委任李約翰及蔣宗森為中國有色（香港）之清盤人。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事，即：馬紹援先生、譚惠珠小姐及林濬先生。審核委員會之主要職責包括審核本集團財務資料、評估現行內部監控和風險管理程序，以及監督內部及外聘審計範圍，確保已考慮所有重要風險事項。審核委員會已審閱截至二零零三年六月三十日止六個月之未經審核簡明綜合中期賬目。

最佳應用守則

就本公司董事所知，並無任何資料足以合理地顯示本公司目前或曾於截至二零零三年六月三十日止六個月期間任何時間違反上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零三年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

承董事會命
董事總經理
王幸東

香港，二零零三年九月十九日

未經審核中期業績

東方有色集團有限公司(「本公司」)董事會現呈列本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核簡明綜合業績,連同二零零二年同期之比較數字。簡明綜合中期賬目並未經審核,但已由本公司之審核委員會審閱。

簡明綜合損益表

截至二零零三年六月三十日止六個月

		截至六月三十日止六個月	
		二零零三年	二零零二年
		(未經審核)	(未經審核)
	附註	**千港元**	千港元
營業額	2	92,408	123,022
銷售成本		(70,101)	(107,839)
毛利		22,307	15,183
其他收入		4,623	6,612
分銷費用		(5,384)	(1,216)
行政費用		(39,430)	(63,620)
其他經營開支		(1,087)	(1,004)
重估投資物業之虧損		(17,390)	(10,000)
一間附屬公司清盤之收益		339	—
居間控股公司貸款撥備		—	(331)
經營虧損	3	(36,022)	(54,376)
財務成本		(3,469)	(3,502)
除稅前虧損		(39,491)	(57,878)
稅項	5	(146)	(1,000)
除稅後虧損		(39,637)	(58,878)
少數投資者權益		(779)	376
期內虧損淨額		(40,416)	(58,502)
每股基本虧損(港仙)	7	(5.23)	(7.58)

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年六月三十日（未經審核）千港元	二零零二年十二月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備	8	216,545	235,752
非買賣證券		28,080	16,560
遞延税項資產		910	979
應收保固金		4,123	3,488
其他資產		1,683	2,326
		251,341	259,105
流動資產			
存貨	9	231,983	229,727
應收同系附屬公司款項		–	80
應收少數投資者款項		1,898	1,898
應收賬款及其他應收款項	10	66,255	103,212
應收客戶之合約工程總額		21,379	13,055
買賣證券		9,231	20,643
已抵押存款		71,326	101,604
現金及銀行存款	11	216,157	210,640
		618,229	680,859
流動負債			
應付居間控股公司款項	16(b)	3	3
應付少數投資者款項		14,667	13,753
應付賬款及其他應付款項	12	183,089	190,710
應付客戶之合約工程總額		25,962	27,347
應付税項		35,320	34,433
短期借款		98,861	134,364
		357,902	400,610
流動資產淨值		260,327	280,249
資產總額減流動負債		511,668	539,354
資金來源：			
股本	13	77,218	77,218
儲備		392,829	421,840
股東資金		470,047	499,058
少數投資者權益		34,871	34,072
非流動負債			
長期借款		–	58
應付少數投資者款項		3,742	2,944
其他負債		3,008	3,222
		6,750	6,224
		511,668	539,354

簡明綜合股本權益變動表

截至二零零三年六月三十日止六個月

	(未經審核)						
	股本	股份溢價	繳納盈餘	資本 贖回儲備	投資 重估儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	77,218	409,738	601,415	769	(360)	(589,722)	499,058
非買賣證券重估盈餘	–	–	–	–	11,520	–	11,520
換算海外附屬公司賬目 所產生之滙兑差額	–	–	–	–	–	(115)	(115)
期內虧損	–	–	–	–	–	(40,416)	(40,416)
於二零零三年六月三十日	77,218	409,738	601,415	769	11,160	(630,253)	470,047

	(未經審核)						
	股本	股份溢價	繳納盈餘	資本 贖回儲備	投資 重估儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	77,218	409,738	601,415	769	–	(453,021)	636,119
非買賣證券重估盈餘	–	–	–	–	9,443	–	9,443
期內虧損	–	–	–	–	–	(58,502)	(58,502)
於二零零二年六月三十日	77,218	409,738	601,415	769	9,443	(511,523)	587,060

簡明綜合現金流量表

截至二零零三年六月三十日止六個月

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
經營業務所得現金淨額	24,268	36,127
投資活動所得現金淨額	18,567	506
融資活動所動用現金淨額	(1,065)	(50,181)
現金及現金等值項目增加(減少)	41,770	(13,548)
期初現金及現金等值項目	110,155	135,651
期終現金及現金等值項目	151,925	122,103
現金及現金等值項目:		
現金及銀行存款(不包括一筆被凍結存款)	209,140	218,353
銀行透支	(53,932)	(70,587)
信託收據銀行借款	(3,283)	(25,663)
	151,925	122,103

賬目附註

1　編製基準及會計政策

中期賬目乃根據由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號:「中期財務報告」而編製。

編製未經審核簡明綜合賬目所採用之會計政策與二零零二年年度賬目所採用者一致,惟本集團其一會計政策已作更改,以符合由香港會計師公會頒佈之第12號(經修訂)「所得税」會計實務準則,該會計準則於二零零三年一月一日或以後開始之會計期間生效。

於採納經修訂第12號會計實務準則時,遞延税項按資產及負債之税基與其賬面值之暫時差額以負債法作出全面撥備,並根據結算日或主要於結算日適用之税率釐定。

遞延税項資產之確認以日後可能產生動用暫時差額備抵之應課税溢利之情況為限。

遞延税項按投資附屬公司所產生之暫時差額作出撥備,惟暫時差額撥回之時間如可加以控制及暫時差額於可見之未來可能不會撥回者除外。

於過往年度,遞延税項乃就應課税溢利與賬目溢利之時差以當時税率入賬,惟以負債或資產預計於可見之未來可償還或收回之情況為限。採納此項準則對過往會計期間之業績並無重大影響。因此,毋須就過往期間作出調整。

2　分類資料

(a)　業務分類

本集團業務包含下列主要業務分類:

建築及工程合約:	幕牆及鋁窗設計及安裝,以及與機電及機械工程有關之建築工程及其他工程承接業務。
製造及貿易:	石油、化工產品、木門及防火材料製造及貿易。
物業租賃:	從出租物業賺取租金收入,並自物業升值中獲取收益。
物業發展:	發展住宅及商用物業。
證券投資及買賣:	買賣及投資證券。

業務單位間之銷售額按當時市價計算。

本集團於期內按業務劃分之收入及業績分析如下：

	截至六月三十日止六個月													
	建築及工程合約		製造及貿易		物業租賃		物業開發		證券投資及買賣		抵銷項目		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	（未經審核）		（未經審核）		（未經審核）		（未經審核）		（未經審核）		（未經審核）		（未經審核）	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
外部客戶銷售	54,825	85,971	28,344	27,018	5,622	5,017	–	5,016	3,617	–	–	–	92,408	123,022
業務單位間之銷售	–	–	1,069	21,668	–	–	–	–	–	–	(1,069)	(21,668)	–	–
	54,825	85,971	29,413	48,686	5,622	5,017	–	5,016	3,617	–	(1,069)	(21,668)	92,408	123,022
業績														
分類業績	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	–	–	(25,080)	(47,005)
未分配之企業開支淨額													(10,942)	(7,371)
經營虧損													(36,022)	(54,376)
財務成本													(3,469)	(3,502)
稅項													(146)	(1,000)
少數投資者權益													(779)	376
股東應佔虧損													(40,416)	(58,502)

(b) **地區分類**

本集團業務遍佈全球，但主要在四個經濟區域經營。香港及澳門及中華人民共和國（除香港及澳門外）（「中國內地」）乃本集團全部業務之主要市場，另有小部份收入來自澳洲及其他東南亞國家。

分類營業額按客戶之地區分類。

	截至六月三十日止六個月									
	香港及澳門		中國內地		澳洲		東南亞國家		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	（未經審核）		（未經審核）		（未經審核）		（未經審核）		（未經審核）	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	59,250	76,100	33,000	41,723	–	5,016	158	183	92,408	123,022
經營虧損（溢利）	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3 經營虧損

經營虧損已扣除(計入)以下各項:

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
折舊:		
已擁有物業、廠房及設備	1,458	2,239
租賃物業、廠房及設備	83	129
出售物業、廠房及設備虧損(收益)	40	(1,103)
附屬公司清盤費用撥備	4,877	—
經營租賃租金	1,681	1,617
呆壞賬撥備	2,143	9,371
滙兑收益	(5,669)	(3,153)
重估買賣證券之未變現收益	(1,802)	(656)
投資物業之租金及管理費總收入	(5,622)	(5,017)

4 員工成本

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
包括本公司董事之酬金:		
薪酬及工資	18,841	34,600
退休金成本 — 定額供款計劃	745	862
長期服務金(撥備撥回)撥備	(39)	1,903
	19,547	37,365

員工成本減少之主要原因為瑞和及多利加之業務規模縮減導致員工人數減少。

5 稅項

由於本集團期內無估計應課稅溢利,故並無就香港利得稅作出撥備。海外稅項按期內之估計應課稅溢利以本集團經營所在國家之現行稅率計算。

在簡明綜合損益表扣除之稅項如下:

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
稅項包含:		
香港利得稅	—	—
海外稅項	146	1,000
	146	1,000

6 股息

本公司之董事議決不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年六月三十日:無)。

7 每股虧損

每股基本虧損乃根據普通股股東應佔未經審核綜合虧損約40,416,000港元(二零零二年六月三十日:58,502,000港元)及期內已發行股份之加權平均數772,181,783股(二零零二年六月三十日:772,181,783股)而計算。

由於截至二零零三年六月三十日止六個月並無具攤薄潛力之普通股,故並無呈列每股攤薄虧損。

8 物業、廠房及設備

	截至二零零三年六月三十日止六個月(未經審核)千港元	截至二零零二年十二月三十一日止年度(經審核)千港元
成本或估值		
期/年初	290,807	326,571
添置	1,064	1,796
轉撥至投資物業之撇減	–	(1,262)
轉撥至待售物業	–	(5,075)
自在建工程轉撥	–	20
重估減值	(17,390)	(27,378)
出售	(1,490)	(3,862)
匯兑調整	–	(3)
期/年終	272,991	290,807
成本或估值之分析如下:		
按成本	75,621	76,047
按專業估值(a)	197,370	214,760
	272,991	290,807
累計折舊及減值撥備		
期/年初	55,055	47,989
本年度折舊	1,541	4,846
轉撥至投資物業之撥回	–	(1,262)
轉撥至待售物業	–	(2,906)
減值虧損撇減	470	9,394
出售	(620)	(3,006)
期/年終	56,446	55,055
賬面淨值		
期/年終	216,545	235,752
期/年初	235,752	278,582

(a) 本集團之投資物業於二零零三年六月三十日由獨立測量師捷利行測量師有限公司按公開市值重新估值為197,370,000港元。

9. 存貨

	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
製造及買賣存貨	10,288	10,746
發展中物業	218,986	215,772
持作待售物業	2,709	2,709
持作待售機器	–	500
	231,983	229,727

10 應收賬款及其他應收款項

應收賬款及其他應收款項包括貿易及合約應收賬款，而貿易及合約應收賬款之賬齡分析如下：

	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
0至30日	29,596	44,804
31至60日	6,729	12,435
61至90日	4,774	5,045
90日以上	6,442	8,702
	47,541	70,986

本集團給予客戶之信貸期一般為自發票日期起計30至60日。

11. 現金及銀行存款

於二零零三年六月三十日，現金及銀行存款內包括因與一間銀行(「該銀行」)之糾紛而被凍結之淨額約為7,017,000港元(二零零二年十二月三十一日：7,017,000港元)，即一筆銀行存款本金連利息但扣除不可收回部份之總額。於二零零三年八月十四日，本公司與該銀行訂立和解協議以解決糾紛，及其後該銀行已於二零零三年八月二十二日向本公司發回該筆淨額。

12 應付賬款及其他應付款項

應付賬款及其他應付款項包括貿易、票據及合約應付賬款，而貿易、票據及合約應付賬款之賬齡分析如下：

	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
0至30日	12,104	28,893
31至60日	3,096	2,085
61至90日	3,368	2,182
90日以上	51,845	88,021
	70,413	121,181

13 股本

	二零零三年六月三十日(未經審核)股份數目千股	金額千港元	二零零二年十二月三十一日(經審核)股份數目千股	金額千港元
法定(每股面值0.1港元之普通股)	2,000,000	200,000	2,000,000	200,000
已發行及繳足(每股面值0.1港元之普通股)	772,182	77,218	772,182	77,218

於二零零三年五月二十九日,本公司採納一項新購股權計劃及終止本公司於一九九三年九月三十日採納之舊購股權計劃。截至二零零三年六月三十日止六個月,本公司並無根據該兩項購股權計劃授出可認購本公司股份之購股權。於二零零三年六月三十日,亦無尚未行使之購股權。

14 資本承擔

於二零零三年六月三十日之未償付資本承擔如下:

	二零零三年六月三十日(未經審核)千港元	二零零二年十二月三十一日(經審核)千港元
已訂約但未作出撥備:		
發展中物業	146,619	142,385

15 或然負債

於二零零三年六月三十日之或然負債如下:

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生的承擔(倘有)約11,684,000港元(二零零二年十二月三十一日:15,840,000港元)。

(b) 本公司就若干附屬公司所獲數間銀行信貸而向銀行作出之尚未解除的公司擔保約106,900,000港元(二零零二年十二月三十一日:106,900,000港元)。

(c) 本集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目,本集團可能就有關之應付税款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有),本集團並無作出有關撥備。

(d) 本集團面對遭第三者就工程合約索償約18,699,000港元(二零零二年十二月三十一日:12,440,000港元)之未完的訴訟,惟本集團並無作出有關撥備。

16 關連人士交易

(a) 本集團在日常業務中與關連人士訂立以下重大交易。有關金額乃按不遜於跟其他第三方之條款而與該關連人士於日常業務過程中訂立。

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
向同系附屬公司收取之租金及管理費收入	306	253

(b) 應付居間控股公司款項為無抵押、免息及無固定還款期。

17 結算日後事項

於二零零三年九月八日,香港高等法院(「法院」)舉行押後聆訊,法院於同日分別向瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。瑞和工程及瑞和中國獲授之兩筆銀行信貸(見本公司日期為二零零三年九月十一日有關債務重組建議之公佈),其中未償還款項分別約5,000,000港元(即本公司於二零零三年四月一日向有關銀行債權人償還約45,833,000港元後之有關銀行貸款餘額)及7,000,000港元已分別全數由本集團之資產或現金存款抵押。瑞和工程及/或瑞和中國之清盤可能導致銀行變現抵押資產或現金存款,但預期不會對本集團之財務狀況造成任何重大不利影響。